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November 15, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Account
     File: 333-183590; 811-22093

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the "Registration Statement"). The letter responds to comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") in a letter dated November 5, 2012.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

                               * * * * * * * * *

1.   GENERAL COMMENTS
     ----------------

     A. PLEASE CLARIFY SUPPLEMENTALLY WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACTS OR WHETHER THE COMPANY WILL BE SOLELY RESPONSIBLE FOR PAYING OUT ON ANY GUARANTEES ASSOCIATED WITH THE CONTRACTS.

     RESPONSE:

     The Company does not currently have any guarantee or support agreements with third parties to support the Company's guarantees under the variable universal life hybrid policies (the "Policies"). Accordingly, the Company is primarily responsible for paying out on any guarantees associated with the Policies.

     B. Fixed Index Accounts. THE DISCLOSURE ON PAGE 16 OF THE PROSPECTUS STATES THAT THE FIXED INDEXED ACCOUNTS HAVE NOT BEEN REGISTERED WITH THE COMMISSION AND THAT THE REGISTRANT IS OF THE OPINION THAT THE FIXED INDEX ACCOUNTS QUALIFY FOR AN EXEMPTION FROM REGISTRATION UNDER THE FEDERAL SECURITIES LAWS. PLEASE NOTE THAT THE CONCLUSIONS CONTAINED IN THIS DISCLOSURE ARE CURRENTLY THE TOPIC OF DISCUSSIONS WITH COUNSEL TO MINNESOTA LIFE INSURANCE COMPANY AND THE STAFF MAY HAVE FURTHER COMMENTS REGARDING THE LEGAL STATUS OF THE FIXED INDEX ACCOUNTS.

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Securities and Exchange Commission
November 15, 2012
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     RESPONSE:

     The Company acknowledges the SEC staff comment.

2.   COVER PAGE
     ----------

     THE EDGAR CLASS IDENTIFIER DIFFERS FROM THE CONTRACT NAME ON THE FRONT COVER OF THE PROSPECTUS. PLEASE MAKE CHANGES TO THE EDGAR CLASS IDENTIFIERS SO THAT THE CONTRACT NAME ON THE FRONT COVER PAGE OF THE PROSPECTUS IS THE SAME AS THE EDGAR CLASS IDENTIFIERS.

     RESPONSE:

     The Company added the policy name "ML Premier Variable Universal Life" to the cover page and confirms that the policy name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3.   SPECIAL TERMS
     -------------

     A. PLEASE CONFIRM THAT ALL SPECIAL TERMS HAVE BEEN DEFINED IN THE TEXT PRIOR TO FIRST USE OR IN THE GLOSSARY OF SPECIAL TERMS. CONFIRM THAT ALL SPECIAL TERMS APPEAR CONSISTENTLY IN UPPER CASE THROUGHOUT THE PROSPECTUS.

     RESPONSE:

     The Company confirms that all special terms have been defined in the text prior to first use or appear in the Glossary. The Company also confirms that it will review and modify the prospectus so that all special terms appear consistently in upper case throughout the prospectus.

     B.   PLEASE DEFINE IN THE GLOSSARY THE TERM "FACE AMOUNT."

     RESPONSE:

     The Company notes that the term "Face Amount" is defined in the Glossary on page A-1.

     C. PLEASE EXPAND ON THE DEFINITION OF "INTERIM ACCOUNT TRANSFER DATE" IN ORDER TO DISCLOSE THE MAXIMUM TIME THAT MONEY WILL BE KEPT IN THE ACCOUNT, THE FREQUENCY OF TRANSFER DATES, AND WHETHER INTEREST WILL BE CREDITED.

     RESPONSE:

     In response to the SEC Staff comment, the definition of Interim Account Transfer Date has been changed to read as follows:

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Securities and Exchange Commission
November 15, 2012
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          INTERIM ACCOUNT TRANSFER DATE: The third Friday of each month, which is the date we transfer your Interim Account accumulation value, including interest credited on amounts in the Interim Account, to a Fixed Indexed Account according to your allocation instructions.


4.   POLICY RISKS (PP. 3-5)
     ----------------------

     ON PAGE 16, THE REGISTRANT DISCLOSES THAT ALLOCATIONS TO THE GUARANTEED INTEREST ACCOUNT, THE FIXED INDEXED ACCOUNTS AND THE FIXED LOAN ACCOUNT ARE PART OF THE COMPANY'S GENERAL ASSETS, WHICH ARE USED TO SUPPORT INSURANCE AND ANNUITY OBLIGATIONS AND SUBJECT TO THE CLAIMS OF THE COMPANY'S CREDITORS. ALSO, ON THIS PAGE THE REGISTRANT DISCLOSES THAT INVESTORS LOOK TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS INSURANCE GUARANTEES. PLEASE ADD SUCH DISCLOSURE TO THE DISCUSSION OF POLICY RISKS ON PAGES 3-5.

     RESPONSE:

     In response to the SEC staff comment, the following disclosure has been added to the "What are some of the risks of the Policy" section on page 4 of the prospectus:

          RISKS ASSOCIATED WITH THE GENERAL ACCOUNT. The Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account are part of our general account. Our general account consists of all assets owned by us other than those in the Variable Account and any other separate accounts which we may establish. Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

5.   QUALIFICATION AS LIFE INSURANCE (P. 4)
     --------------------------------------

     IF A POLICY COULD FAIL TO QUALIFY AS LIFE INSURANCE FOR REASONS OTHER THAN "UNDERWRITING CLASS" PLEASE DISCLOSE THOSE REASONS. ALSO, PLEASE CLARIFY WHETHER DEATH BENEFITS COULD BE SUBJECT TO ESTATE TAX FOR REASONS OTHER THAN UNDERWRITING CLASSIFICATION.

     RESPONSE:

     In response to the SEC staff comment, the paragraph entitled "Qualification as Life Insurance" in the "What are some of the risks of the Policy?" section on page 4 of the prospectus is modified to read as follows:

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Securities and Exchange Commission
November 15, 2012
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          QUALIFICATION AS LIFE INSURANCE. We believe that a Policy issued on the basis of a standard underwriting class should qualify as life insurance under the Code. However, due to lack of guidance in this area, it is not clear whether a Policy issued on a sub-standard basis would qualify. A Policy may also fail to qualify as life insurance under the Code if too much premium is paid into the Policy or the diversification and investor control requirements are not met for investments in the Variable Account. Failure to qualify would mean that the death proceeds would be included in the beneficiary's gross income for federal income tax purposes, and that the accumulation value is constructively received before it is actually received. Depending upon the amount of assets in and the level of estate planning undertaken with regard to the Policy owner's estate, there is also a risk that the death benefit payable under this Policy may be subject to estate taxation. See the "Policy Premiums" and "Federal Tax Status".

6.   PERIODIC CHARGES OTHER THAN INVESTMENT OPTION OPERATING EXPENSES (P. 6)
     -----------------------------------------------------------------------

     PLEASE CONFIRM THAT THE CURRENT MONTHLY POLICY CHARGE OF $8 IS A FLAT CHARGE AND NOT DEPENDENT ON THE FACE AMOUNT OF THE POLICY.

     RESPONSE:

     The current monthly policy charge shown in the "Table of Periodic Charges other Than Investment Option Operating Expenses" is a flat charge of $8 per Policy and is not dependent on the face amount of the Policy.

7.   THE GUARANTEED INTEREST ACCOUNT, THE FIXED INDEXED ACCOUNTS AND THE FIXED
     -------------------------------------------------------------------------
     LOAN ACCOUNT (P. 16)
     -----------------------

     PLEASE PLACE THE FIRST SENTENCE OF THE FIFTH PARAGRAPH OF THIS SUB-SECTION CONCERNING THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY IN BOLD TYPEFACE.

     RESPONSE:

     In response to the SEC staff's comment, the Company placed the sentence referenced in the staff's comment in bold typeface.

8.   FIXED INDEXED ACCOUNTS - EXAMPLES (PP. 18-19)
     ---------------------------------------------

     PLEASE CONSIDER PROVIDING AN EXAMPLE SHOWING HOW INDEX CREDITS FOR A SEGMENT ARE CALCULATED USING THE 140% PARTICIPATION RATE AND 8% GROWTH CAP FOR FIXED INDEXED ACCOUNT B.

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Securities and Exchange Commission
November 15, 2012
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     RESPONSE:

     The following examples showing the impact of interest crediting for Fixed Account B have been added to the "Examples" section on page 19 of the prospectus.

          Example 1: Growth Cap Rate Exceeds Percentage Increase for Index

          Assumptions:

          .    The value of the S&P 500/R/ on the Segment Date is 1,000;
          .    The value of the S&P 500/R/ at the end of the Index Credit Term is 1,050;
          .    The Growth Cap for the Segment is 8%, or 0.08;
          .    The Participation Rate for the Segment is 140%; and
          .    The accumulation value under the Segment at the end of the Index
               Credit Term is $10,000.

          First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500/R/ on the Segment Date (1,000) from the value of the S&P 500/R/ at the end of the Index Credit Term (1,050). We divide the result (50) by the value of the S&P 500/R/ on the Segment Date (1,000).

               (1,050 - 1,000) / 1,000 = 5.00%

          Second, we multiply the lesser of the result (5.00%) and the Growth Cap (8.00%) by the Participation Rate (140%). In this case, the result is lower than the Growth Cap, so we multiple the result (5.00%) by the Participation Rate (140%) to determine the Index Credit rate (7.00%).

          Third, we determine the amount of the Index Credit. We multiply the Index Credit rate (7.00%) by the accumulation value under the Segment at the end of the Index Credit Term ($10,000).

               7.00% x $10,000 = $700

          The Segment earned a $700.00 Index Credit. Thus, the accumulation value after we credit the Index Credit equals $10,700
          ($10,000 + $700).

          Example 2: Percentage Increase of Index Exceeds Growth Cap

          Assumptions are the same as Example 1, except:

          . The value of the S&P 500/R/ at the end of the Index Credit Term is 1,200.

          First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500/R/ on the Segment Date (1,000) from the value of the S&P 500/R/ at the end of the Index Credit Term (1,200). We divide the result (200) by the value of the S&P 500/R/ on the Segment Date (1,000).

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Securities and Exchange Commission
November 15, 2012
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               (1,200 - 1,000) / 1,000 = 20.00%

          Second, we multiply the lesser of the result (20.00%) and the Growth Cap (8.00%) by the Participation Rate (140%). In this case, the result is higher than the Growth Cap, so we multiple the Growth Cap (8.00%) by the Participation Rate (140%) to determine the Index Credit rate (11.20%).

          Third, we determine the amount of the Index Credit. We multiply the Index Credit rate (11.20%) by the accumulation value under the Segment at the end of the Index Credit Term ($10,000).

               11.20% x $10,000 = $1,120

          The Segment earned a $1,120 Index Credit. Thus, the accumulation value after we credit the Index Credit equals $11,120 ($10,000 + $1,120).

          Example 3: Index Declines

          Assumptions are the same as Example 1, except:

          . The value of the S&P 500/R/ at the end of the Index Credit Term is 700.

          First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500/R/ on the Segment Date (1,000) from the value of the S&P 500/R/ at the end of the Index Credit Term (700). We divide the result (-300) by the value of the S&P 500/R/ on the Segment Date (1,000).

               (700 - 1,000) / 1,000= -30.00%

          Since the Index Credit cannot be less than zero, a 0% Index Credit rate is used.

          The Segment earned a $0 Index Credit. Thus, the accumulation value after we calculate the amount of the Index Credit equals $10,000 ($10,000 + $0).

9.   FLEXIBLITY AT ISSUE (P. 22)
     ---------------------------

     THE LAST SENTENCE OF THIS SUB-SECTION REFERS READERS TO POLICY DATA PAGES TO DISCOVER THE INITIAL MINIMUM PREMIUM. PLEASE DISCLOSE THE FACTORS THAT DETERMINE THE INITIAL FACE PREMIUM OR REFERENCE THE DISCLOSURES ON PAGE 24 AND THE GLOSSARY, IF APPROPRIATE.

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Securities and Exchange Commission
November 15, 2012
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     RESPONSE:

     In response to the SEC staff comment, the following sentence is added as the second to last sentence in the section entitled "Flexibility at Issue" on page 22 of the prospectus:

          The amount of the initial minimum premium will depend on the Policy's initial face amount, the death benefit option; the insured's age at issue, gender, risk classification and any additional benefit agreements chosen.

10.  POLICY PREMIUMS (P. 26)
     -----------------------

     FURTHER, ON PAGE 26 THE REGISTRANT STATES THAT IF MANDATED UNDER APPLICABLE LAW IT MAY REJECT A PREMIUM. PLEASE PROVIDE DISCLOSURE DETAILING THE SPECIFIC CIRCUMSTANCES UNDER WHICH A PREMIUM MAY BE REJECTED.

     RESPONSE:

     The Company notes that a substantially identical comment was received in other registration statement filings and in response to the SEC staff's comments, a disclosure similar to that found in the Company's other registration statements is added as the last two paragraphs under the "Policy Premiums" section on page 26 of the prospectus:

          We reserve the right to refuse a premium payment if appropriate under our policies related to anti-money laundering or stranger owned life insurance policies. This means that if we exercise these rights, you will be required to comply with our anti-money laundering or stranger owned life insurance policies before we will accept additional premium payments from you. We will continue to take all Policy charges applicable to the Policy and optional agreements from the Policy accumulation value, which may result in your Policy terminating. You should consider these premium payment limitations, and all other limitations in this Policy, and how they may impact your long-term financial plans, especially since this Policy provides a death benefit that will only be payable if the Policy is still in force at the insured's death.

          If we exercise these rights, there will be no impact to premium payments received prior to the effective date of the limitation. In addition, Policy accumulation value and optional agreements will not be affected by the restriction, but Policy charges will continue to apply. We will apply these limitations in a non-discriminatory manner. See "Policy Loans-Termination" and "Policy Charges."

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Securities and Exchange Commission
November 15, 2012
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11.  VARIABLE ACCOUNT ACCUMULATION VALUE AND TRANSFERS (PP. 27-30)
     -------------------------------------------------------------

     A. FOR CLARITY AND CONSISTENCY, PLEASE REVISE THE LAST FULL PARAGRAPH OF PAGE 28 TO STATE THAT THE VALUE OF SUB-ACCOUNT UNITS WILL BE DETERMINED AS OF THE CLOSE OF TRADING ON THE NEW YORK STOCK EXCHANGE (TYPICALLY 3:00 P.M. CENTRAL TIME) AS OPPOSED TO "AS OF THE PRIMARY CLOSING TIME FOR BUSINESS ON THE NEW YORK STOCK EXCHANGE (TYPICALLY, 3:00 P.M. CENTRAL TIME), ..."

     RESPONSE:

     In response to the SEC staff comment, we have incorporated the proposed revision on page 28 of the prospectus.

     B. WITH RESPECT TO THE RECEIPT OF TRANSFER REQUESTS DISCUSSED ON PAGE 30, PLEASE STATE THAT REQUESTS MUST BE RECEIVED BEFORE THE CLOSE OF TRADING ON THE NYSE, TYPICALLY 3 P.M., AS OPPOSED TO SOLELY STATING A 3 P.M. DEADLINE.

     RESPONSE:

     In response to the SEC Staff comment, the second full sentence on page 30 of the prospectus is revised to read as follows:

     This means that we must receive your request for transfer prior to 3:00 p.m. Central time on a Valuation Date in order to process the request at the unit values determined as of that Valuation Date.

12.  FIXED INDEX ACCOUNT TRANSFERS (P. 30)
     -------------------------------------

     ON PAGE 30, THE REGISTRANT STATES THAT: "[W]E RESERVE THE RIGHT TO CHANGE THE INTERIM ACCOUNT TRANSFER DATE AND TO LIMIT TRANSFERS INTO THE FIXED INDEX ACCOUNT." PLEASE EXPLAIN THE CIRCUMSTANCES UNDER WHICH THE REGISTRANT WILL CHANGE THE INTERIM ACCOUNT TRANSFER DATES AND LIMIT TRANSFERS INTO THE FIXED INDEX ACCOUNT.

     RESPONSE:

     In response to the SEC staff comment, the following sentences have been added after the second sentence to the third paragraph under the "Fixed Indexed Account Transfers" section of the prospectus beginning on page 30:

          Since the Fixed Interim Transfer Date coincides with the day of the month that S&P 500/R/ Index options close, changes in the Interim Account Transfer Date will coincide with any change in the day of the month for closing S&P 500/R/ Index options. Transfers to either of the Fixed Indexed Accounts will be limited in those circumstances where we determine that a Policy owner is engaging in market timing or disruptive trading activities. See "Market Timing and Disruptive Trading."

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Securities and Exchange Commission
November 15, 2012
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13.  TERMINATION (P. 42)
     -------------------

     PLEASE DISCLOSE THE POTENTIAL NEGATIVE TAX CONSEQUENCES OF TERMINATION WITH AN OUTSTANDING LOAN BALANCE.

     RESPONSE:

     In response to the SEC Staff comment, the following paragraph is added as the last paragraph in the section entitled "Termination" beginning on page 42 of the prospectus:

          If the Policy terminates with an outstanding loan balance, the amount of that outstanding loan will be treated as a distribution, which could be taxable depending upon your investment in the Policy. This means that as a result of a Policy termination, you could recognize taxable income without any distribution of Policy accumulation value in the form of cash that could be used to pay any income tax due. You should consult your tax advisor regarding the tax treatment of a Policy termination with an outstanding loan balance. See "Federal Tax Status."

14.  FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION
     -----------------------------------------------------

     PLEASE PROVIDE ANY FINANCIAL STATEMENTS, EXHIBITS, CONSENTS, AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS PRE-EFFECTIVE AMENDMENT.

     RESPONSE:

     The Company confirms that any financial statements, exhibits, consents, and other required disclosures not included in this initial filing will be included in the pre-effective amendment to the Registration Statement.

15.  POWERS OF ATTORNEY
     ------------------

     PLEASE PROVIDE POWERS OF ATTORNEY THAT RELATE SPECIFICALLY TO THIS REGISTRATION STATEMENT AS REQUIRED BY RULE 483(B) OF THE SECURITIES ACT. EACH POWER OF ATTORNEY MUST EITHER A) SPECIFICALLY LIST THE SECURITIES ACT REGISTRATION NUMBER OF THE INITIAL FILING, OR B) SPECIFICALLY NAME THE CONTRACT WHOSE PROSPECTUS AND/OR SAI IS BEING REGISTERED.

     RESPONSE:

     The Company confirms powers of attorney that relate specifically to the Registration Statement will be included in the pre-effective amendment filing.

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Securities and Exchange Commission
November 15, 2012
Page 10 of 10

                               * * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company received notice from the SEC staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into the pre-effective amendment to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

cc:   Thomas E. Bisset, Esq.